Exhibit 99.3

Management’s Report on Financial Position and Operating Results

For the year ended December 31, 2020

MANAGEMENT DISCUSSION AND ANALYSIS (“MD&A”)

The following analysis provides a review of the audited annual consolidated results of operations, financial condition, and cash flows for the year ended December 31, 2020 (“Fiscal 2020”), with information compared to the year ended December 31, 2019 (“Fiscal 2019”), for IMV Inc. (“IMV” or the “Corporation”). This analysis should also be read in conjunction with the information contained in the audited annual consolidated financial statements and related notes for the years ended December 31, 2020 and December 31, 2019.

The Corporation prepares its audited annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Corporation included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee comprised of independent directors. The Audit Committee meets with management and the auditors in order to discuss the results of operations and the financial condition of the Corporation prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of March 16, 2021, the date when the Board of Directors approved the Corporation’s audited annual consolidated financial statements for the year ended December 31, 2020, on the recommendation of the Audit Committee.

Amounts presented in this MD&A are approximate and have been rounded to the nearest thousand except for per share data. Unless specified otherwise, all amounts are presented in Canadian dollars.

Additional information regarding the business of the Corporation, including the Annual Information Form of the Corporation for the year ended December 31, 2020 (the “AIF”) and included in the Corporation’s registration statement on Form 40-F filed with the U.S. Securities and Exchange Commission, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute “forward-looking statements” which involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of the Corporation, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. When used in this MD&A, such statements use such words as “will”, “may”, “could”, “intends”, “potential”, “plans”, “believes”, “expects”, “projects”, “estimates”, “anticipates”, “continues”, “potential”, “predicts” or “should” and other similar terminology. These statements reflect current expectations of management regarding future events and operating performance and speak only as of the date of this MD&A. Forward-looking statements include, among others:

  the Corporation’s business strategy;

  statements with respect to the sufficiency of the Corporation’s financial resources to support its activities;

  potential sources of funding;

  the Corporation’s ability to obtain necessary funding on favorable terms or at all;

  the Corporation’s expected expenditures and accumulated deficit level;

  the Corporation’s ability to obtain necessary regulatory approvals;

  the expected outcomes from the Corporation’s preclinical assays, studies and clinical trials and the anticipated timing of release of any results therefrom;

  the Corporation’s expected outcomes from its ongoing and future research and research collaborations;

  the Corporation’s exploration of opportunities to maximize shareholder value as part of the ordinary course of its business through collaborations, strategic partnerships, and other transactions with third parties;

  the potential impact of partnerships on the Corporation’s manufacturing capabilities;

  the Corporation’s plans for the research and development of certain product candidates;

  the Corporation’s progress in developing a vaccine candidate against COVID-19 based on the Corporation’s proprietary drug delivery platform;

  the Corporation’s strategy for protecting its intellectual property;

  the Corporation’s ability to identify licensable products or research suitable for licensing and commercialization;

  the Corporation’s ability to obtain licences on commercially reasonable terms;

  the Corporation’s plans for generating revenue;

  the Corporation’s plans for future clinical trials; and

  the Corporation’s hiring and retention of skilled staff.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed in the AIF, under the heading “Risk Factors and Uncertainties”. Although the forward-looking statements contained in this MD&A are based upon what management of the Corporation believes are reasonable assumptions, the Corporation cannot provide any assurance to investors that actual results will be consistent with these forward-looking statements and should not be unduly relied upon by investors.

Actual results, performance and achievements are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

  the Corporation’s ability to raise sufficient capital and obtain additional funding on reasonable terms when necessary;

  positive results of preclinical assays, studies and clinical trials;

  the Corporation’s ability to successfully develop existing and new products;

  the Corporation’s ability to hire and retain skilled staff;

  the products and technology offered by the Corporation’s competitors;

  general business and economic conditions, including as a result of the pandemic outbreak of COVID-19;

  the Corporation’s ability to accurately assess and anticipate the impact of COVID-19 on the Corporation’s clinical studies and trials and operations generally;

  the Corporation’s ability to protect its intellectual property;

  the coverage and applicability of the Corporation’s intellectual property rights to any of its products;

  the Corporation’s ability to manufacture its products and to meet demand;

  the general regulatory environment in which the Corporation operates;

  the Corporation’s ability to collaborate with governmental authorities with respect to the clinical development of its products; and

  obtaining necessary regulatory approvals and the timing in respect thereof.

These statements reflect management’s current views and beliefs and are based on estimates, assumptions, and information currently available to, and considered reasonable by, management. The forward-looking information in this MD&A does not include a full assessment or reflection of the unprecedented impacts of the COVID-19 pandemic occurring in the first nine months of 2020 and the ongoing and developing resulting indirect global and regional economic impacts. The Corporation is currently experiencing uncertainty related to the rapidly developing COVID-19 situation. Uncertainties include the scope, severity and duration of the pandemic, the actions taken to contain or mitigate its impact and the direct and indirect effect of the pandemic and containment measures, among others. It is anticipated that the spread of COVID-19 and global measures to contain it will have an impact on the Corporation, including its clinical trials and collection and analysis of data, however it is challenging to quantify the potential magnitude of such impact at this time. The Corporation is regularly assessing the situation and remains in contact with its partners, clinical sites and investigators, and suppliers to assess any impacts and risks.

The information contained herein is dated as of March 16, 2021, the date of the Board’s approval of the Fiscal 2020 audited annual consolidated financial statements and of the MD&A. For additional information on risks, uncertainties, and assumptions, including a more detailed assessment of the risks that could cause actual results to materially differ from current expectations, please refer to the AIF of IMV filed on SEDAR at www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

CORPORATE OVERVIEW

For the People, with Robust Science, and Audacity in Our Ambition

IMV is a biopharmaceutical company committed to improving the treatment of cancer and giving patients with hard-to-treat cancers a chance to enjoy a long and healthy life. IMV is using its DPX delivery technology (“DPX platform” or “DPX”), in order to achieve targeted specific, and sustainable immune activation. The Corporation is developing a portfolio of DPX-based immunotherapies that address unmet medical needs, and its lead product candidate, maveropepimut-S (“DPX-Survivac”) is a pipeline in a product that generates sustained and targeted immune responses against Survivin, a tumor-associated protein, overexpressed in a high number of tumor types. With the financial support of the Canadian Government, IMV also initiated the development of DPX-COVID-19, a vaccine candidate against SARS-CoV-2 using the DPX platform.

IMV’s lead candidate, maveropepimut-S is a proprietary subcutaneous formulation of our DPX delivery platform with five unique HLA-restricted survivin peptides and is known to induce a sustained and specific cytotoxic CD8+ T cell response against survivin expressing cancer cells. Survivin, recognized by the National Cancer Institute as a promising tumor-associated antigen, is broadly over-expressed in most cancer types and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis and promoting resistance to chemotherapies. IMV has identified over 20 cancer indications in which survivin can be targeted by maveropepimut-S.

Maveropepimut-S has received Fast Track designation from the U.S. Food and Drug Administration (“FDA”) as maintenance therapy in advanced ovarian cancer, as well as orphan drug designation status from the U.S. FDA and the European Medicines Agency (“EMA”) in the ovarian cancer indication.

Maveropepimut-S, in association with low-dose cyclophosphamide (“CPA”), used as an immune modulator, is being evaluated in three phase 2 studies across 6 indications, with and without Merck’s Keytruda® (pembrolizumab):

  An IMV-sponsored trial in patients with advanced platinum-sensitive and resistant ovarian cancer;

  An investigator-sponsored trial in combination with Merck’s Keytruda® and in patients with recurrent/refractory DLBCL; and

  An IMV-sponsored basket trial in combination with Merck’s Keytruda® in patients with select advanced or recurrent solid tumors in muscle invasive bladder, liver (hepatocellular carcinoma, HCC), ovarian, or non-small-cell lung (NSCLC) cancers, as well as tumors shown to be positive for the microsatellite instability high (MSI-H) biomarker.

The Corporation expects to continue the evaluation of maveropepimut-S in different cancer indications and to expand its clinical portfolio with other DPX-based immunotherapies. Our DPX platform is a versatile technology that gives IMV the opportunity to develop new immunotherapies in its portfolio with the goal to address more unmet medical needs in the future. Also, the Corporation believes that its DPX platform offers a novel way to deliver drugs to the human body. IMV continues to evaluate business development opportunities in potential new areas of interest.

DPX-COVID-19, IMV’s vaccine candidate against SARS-CoV-2, is an intramuscular DPX-based formulation with multiple peptides of the virus spike. This second-generation vaccine aims to be complementary to traditional or mRNA vaccines and to potentially offer long lasting protection. DPX-COVID-19 generated strong and long-lasting immune responses in preclinical assays in animal models.

The common shares of the Corporation (the “Common Shares”) are listed on the Nasdaq Stock Market LLC (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) under the symbol “IMV”.

BUSINESS MODEL AND STRATEGY

Everyone deserves a long and healthy life.

IMV’s goal is to become a leading biopharmaceutical company that develops and commercializes differentiated cancer immunotherapies that are effective, tolerable, and easy-to-handle in a clinical setting. Our current efforts are focused on leveraging the unique mechanism of action of the DPX platform to build a portfolio of cancer immunotherapies that address unmet medical needs. For other applications of the DPX platform, IMV is pursuing a partnering strategy. With the financial support of the Canadian Government, the Corporation also initiated the development of DPX-COVID-19, a vaccine candidate against SARS-CoV-2 using the DPX platform.

Key elements of the Corporation’s strategy are to:

  Continue to advance maveropepimut-S (DPX-Survivac) in:

    Recurrent, refractory Diffuse Large B Cell Lymphoma (“r/r DLBCL”) in combination with Merck’s Keytruda®

    Advanced ovarian cancer

    Second stage of basket trial in, at least, two indications: non muscle invasive bladder and MSI high tumor cancers - in combination with Merck’s Keytruda®;

  Evaluate maveropepimut-S in other cancer indications and with other cancer therapies;

  Develop and investigate new DPX-based immunotherapies in hard-to-treat cancers;

  Evaluate business development opportunities in potential new areas of interest; and

  Continue to explore the potential of DPX-COVID-19 and other DPX-based vaccines against infectious diseases.

The Corporation intends to be opportunistic in the development of products by exploring a variety of avenues, including co-development through potential collaborations, strategic partnerships or other transactions with third parties. The Corporation may seek additional equity and non-dilutive funding and partnerships to advance the development of its product candidates.

COVID-19 IMPACT

COVID-19 has impacted the Corporation’s research and development activities but has not caused significant disruptions to its business operations to date. In March 2020, the Corporation transitioned its workforce to remote working, with the exception of essential lab employees, in order to preserve the health and safety of its employees. IMV was designated as an essential business by the Nova Scotia Department of Business and Nova Scotia Public Health. In June 2020, the Corporation implemented a program to facilitate the phased return of employees to the lab and office facilities pursuant to enhanced health and safety protocols consistent with guidelines issued by local health authorities.

Preclinical research activities were supplemented by support from external contract research organizations (“CROs”) to complement the temporarily reduced capacity at IMV’s lab facilities. Certain clinical trial activities, including patient enrollment and site activations, were delayed or otherwise impacted by COVID-19.

To date, COVID-19 has not had a material impact on the Corporation’s financial condition, liquidity or longer-term strategic development and commercialization plans. The extent to which COVID-19 may cause more significant disruptions to IMV’s business and greater impacts to results of operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and severity of outbreaks, including potential future waves or cycles, and the effectiveness of actions to contain and treat COVID-19. The Corporation cannot predict the duration, scope and severity of any potential business shutdowns or disruptions, including to ongoing and planned clinical studies and regulatory approval prospects. Further prolonged shutdowns or other business interruptions could result in material and negative effects to the Corporation’s ability to conduct its business in the manner and on the timelines currently planned, which could have a material adverse impact on IMV’s business, results of operations, and financial condition.

The COVID-19 pandemic continues to rapidly evolve, and the Corporation will continue to monitor the effects of COVID-19 on its business.

THE DPX PLATFORM

The DPX platform is a versatile delivery technology that can be formulated with a broad set of antigens to generate targeted and sustained immune response. The DPX platform does not release the antigens at the site of injection, it forces an active uptake by immune cells (antigen-presenting cells), allowing antigens to continuously interact with and stimulate the immune system over an extended period of time.

The Corporation is exploiting this unique mechanism of action (“MOA”) to develop a new class of immunotherapies that represent a paradigm shift from current approaches. The DPX platform can safely increase the immune system’s exposure to a significant number of antigens opening the possibility to mobilize the power of the immune system to treat a broad range of diseases. The Corporation believes that the unique MOA of DPX makes the platform uniquely suitable for cancer immunotherapies and vaccines against infectious diseases, such as COVID-19.

DPX-based products have important commercial advantages:

  Fully synthetic and easy to manufacture;

  Can accommodate hydrophilic and hydrophobic compounds;

  Lyophilized and reconstituted in lipids in convenient, low microlitre doses;

  Subcutaneous injection for simple in-office administration (no hospitalization);

  Long-term stability (3 years); and

  Low cost of goods and scalable manufacturing.

The DPX platform forms the basis of all the Corporation’s product development programs. DPX-based candidates have demonstrated to date a good safety profile and sustained immunological activity across all clinical trials, where they have shown efficacy in vulnerable populations, like immune-compromised and older adults. IMV believes in the significant potential of DPX.

A PIPELINE OF DIFFERENTIATED IMMUNOTHERAPIES AND VACCINES

IMMUNO-ONCOLOGY

DPX-based cancer immunotherapies generate a sustained target-specific immune response. The chosen targets are essential components of cancer biology, preventing any possible evasion from the treatment.

IMV’s differentiated immunotherapies can readily be combined with other immunotherapeutic approaches, including checkpoint inhibitors.

Lead Cancer Immunotherapy: Maveropepimut-S (DPX-Survivac)

Our first T cell activating immunotherapy, maveropepimut-S, combines the power of the DPX platform and the cancer antigen survivin.

Survivin is a protein that is found in the 60 human tumor cell lines used for the National Cancer Institute’s anti-cancer drug screening program and plays a critical role in tumor biology as it is associated with tumor resistance to apoptosis, cell differentiation, proliferation, invasion and metastasis. Survivin is an essential component of the biology of cancer.

Maveropepimut-S is a formulation of IMV’s DPX platform with survivin-based peptides licensed from Merck KGaA, on a worldwide exclusive basis. It is comprised of five minimal major histocompatibility complex class I peptides to activate naïve T cells against survivin.

By activating survivin-specific killer T cells, maveropepimut-S promotes the destruction of cancer cells and disrupts the fundamental processes of cancer cell survival reproduction and metastasis.

Maveropepimut-S, in association with low dose CPA, has demonstrated a sustained, survivin-specific immune response with post-treatment T cell infiltration into tumors that was associated with prolonged duration of clinical benefits up to more than three years in certain cases. Maveropepimut-S has demonstrated a well-tolerated safety profile with no related immune or serious systemic adverse events reported. Maveropepimut-S is administrated by subcutaneous injection. Compared to other immuno-oncology therapies, which require intravenous infusions and more extensive safety monitoring, maveropepimut-S may lessen the burden on patients’ quality of life.

In clinical trials, the Corporation is exploring the activity of maveropepimut-S, in association with intermittent low dose oral regimen of CPA used as an immune-modulator. Conventional chemotherapeutic drugs are traditionally used for their cytotoxic effect on tumors but CPA can also be used at lower doses to potentiate the activity of other immunotherapies without inducing significant cytotoxicity. Several studies have demonstrated that low-dose regimens of CPA can have multiple beneficial effects for T cell therapies such as maveropepimut-S, including reduction of T regulatory cell numbers and increase in effector T cells (Hugues et al, Immunology. 2018). In Phase 1 clinical studies, IMV has demonstrated that intermittent low-dose oral CPA can act as an immune-modulator increasing the number of survivin-specific T cells generated by maveropepimut-S (Weir et Al, AACR, 2016).

Maveropepimut-S, in association with low dose CPA, is being evaluated in three phase 2 clinical trials across 6 different cancer indications with and without Merck’s Keytruda.

Orphan Drug Status and Fast Track Designation

The Corporation announced, in November 2016, that the EMA had granted orphan drug designation status to IMV’s DPX-Survivac in ovarian cancer. In July 2015, the FDA also granted orphan drug status to DPX-Survivac for the treatment of ovarian cancer. This designation is valid for all applications of DPX-Survivac in ovarian cancer without restriction to a specific stage of disease.

IMV had previously received FDA fast track designation for DPX-Survivac. The designation is intended for patients with no measurable disease after their initial surgery and chemotherapy.

COVID-19 Impact on Clinical Program

The COVID-19 pandemic crisis is still impacting clinical activities across the industry due to the pressure placed on the healthcare systems as well as governmental and institutional restrictions. IMV’s clinical team is working closely with each clinical site and its CRO’s on contingency plans to ensure that patient safety and the integrity of data is maintained. IMV is following the guidance issued by the FDA: “FDA Guidance on Conduct of Clinical Trials of Medical Products during COVID-19 Pandemic Guidance for Industry, Investigators, and Institutional Review Boards”. Additionally, the IMV team continues to monitor updated institutional, regional and national guidance to fully comply with applicable guidelines as they are issued. It is noted that many clinical sites have reinitiated enrollment in clinical trials, while other sites, less impacted, have continued activities as planned. Patients are encouraged to comply with directives from public health officials and, subject to such compliance, attend visits as planned or to discuss alternatives with their physician. The current activities performed at central labs to assess the eligibility of patients and the management of clinical samples is not impacted to date, and IMV is working with its vendors to ensure continuity of activities. Drug supply is not expected to be impacted at this time. As added precaution, IMV has developed contingency plans to ensure proper supply of drugs to all clinical sites in the event of future transportation or other constraints.

Ongoing Maveropepimut-S (DPX Survivac) Clinical Trials

DLBCL - SPiReL Phase 2 clinical trial (investigator-sponsored)

Diffuse Large B Cell Lymphoma is the most common and aggressive form of Non-Hodgkin Lymphoma (NHL) and, with 27,000 new cases per year in the United States, this blood cancer represents a high unmet medical need. Patients with aggressive NHLs such as DLBCL can generally expect low median survival rates, with the relative 10-year survival rates reported to be around 46%.4

The SPiReL phase 2 study is a non-randomized, open-label, uncontrolled, efficacy and safety trial in patients with r/r DLBCL led by Dr, Neil Berinstein, MD, FRCP(C), ABIM, hematologist-oncologist at the Odette Cancer Centre at Sunnybrook Health Sciences Centre in Toronto. This investigator-sponsored trial is designed to evaluate the safety and efficacy of maveropepimut-S in combination with Merck’s Keytruda® (pembrolizumab), associated with intermittent low-dose CPA in patients with r/r DLBCL.

The primary objective of this study is to document a response rate to this treatment combination using modified Cheson5 criteria of at least 24% (6/25 patients). Secondary objectives include duration of response and safety. Exploratory endpoints include T cell response, tumor immune cell infiltration, and gene expression analysis. In May 2020, the Corporation reported that the study had met its primary efficacy endpoint in the first 11 evaluable patients.

In November 2020, the study's lead investigator, Dr. Neil Berinstein, presented at The Society for Immunotherapy of Cancer (“SITC”), 35th Anniversary Annual Meeting where he announced the discovery of a porential predictive biomarker. All clinical responses observed (n=6) in the study have been in Program Death Ligand 1 (“PD-L1”) positive subjects (n=7) defined as a percentage of PD-L1+ cells scored in the tumor region of 10% or more.

The difference between the two populations is statistically significant and indicates that PD-L1 has the potential to become a predictive biomarker and a companion diagnostic for r/r DLBCL treatment with the combination, to identify and recruit the patients that are the most likely to respond.

The PD-L1 pathway regulates T-cell responses allowing tumors to escape the immune system. PD-L1 expression has been extensively studied in relation to the prognosis of various cancers and is approved in multiple tumor types as a predictive biomarker for treatment with checkpoint inhibitors targeting the PD-1/PD-L1 pathway. In DLBCL, PD-L1 has been shown to be expressed in 26% to 75% of patients6,7 (Xu-Monette et al, 2018) and is generally thought to be associated with a poor prognosis and shorter survival.

Checkpoint inhibitors such as Keytruda® and Opdivo® are not approved in DLBCL and have demonstrated limited activity including in PD-L1 positive patients7,8.

In December 2020, Dr. Berinstein also provided an update during a poster presentation at the American Society of Hematology Annual Meeting (“ASH Meeting”). As of the data cut-off date for the presentation at ASH, 19 pre-treatment samples from patients enrolled in the SPiReL study were available for biomarker analysis.

Key findings for the PD-L1+ population (n=7) included:

  Significantly higher median Progression Free Survival (“PFS”) of 230 days, compared to the PD-L1 negative subjects (70 days) with a p-value of 0.007, suggestive of a strong predictive biomarker for this treatment combination;

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4	GlobalData: DLBCL, Competitive Landscape in 2021.
5	Cheson, B.D., Pfistner, B., Juweid, M.E., Gascoyne, R.D., Specht, L., Horning, S.J. and Diehl, V. (2007). Revised Response Criteria for Malignant Lymphoma. Journal of Clinical Oncology, 25(5) DOI: 10.1200/JCO.2006.09.2403.
6	Y. Suzuki, K. Kohno, K. Matsue, et al. PD-L1 (SP142) expression in neoplastic cells predicts a poor prognosis for patients with intravascular large B-cell lymphoma treated with rituximab-based multiagent chemotherapy. Cancer Med. 2020;9(13):4768-4776. doi:10.1002/cam4.3104.
7	Xu-Monette, Y. Zijun et al. "PD-1 expression and clinical PD-1 blockade in B-cell lymphomas" Blood vol. 131,1 (2018): 68-83. doi:10.1182/blood-2017-07-740993.
8	S.M. Ansell, et al. Nivolumab for Relapsed/Refractory Diffuse Large B-Cell Lymphoma in Patients Ineligible for or Having Failed Autologous Transplantation: A Single-Arm, Phase II Study. J Clin Oncol. 2019 Feb 20;37(6):481-489. doi: 10.1200/JCO.18.00766.

  Demonstrated an objective response in six subjects (3 Partial Responses (“PR”), 3 Complete Responses (“CR”)), including three subjects who have completed one-year of study treatment,

  Demonstrated an Objective Response Rate (“ORR”) and a Disease Control Rate (“DCR”) at both 85.7%

Peripheral blood was assessed for survivin-specific ELISpot responses in 15 subjects with available samples. All 3 subjects with a CR, and 3 of 4 subjects with a PR had positive ELISpot responses while only 1 subject with SD and 1 subject with PD demonstrated survivin-specific ELISpot response, suggestive of an association between the clinical responses with the mechanism of action of DPX-Survivac. Overall, treatment was well tolerated. The majority of treatment-related adverse events were grade 1 and 2 severity. A majority of these were injection site reactions associated with the subcutaneous administration of DPX-Survivac.

Based on these results, IMV engaged with the FDA which provided productive feedback. The Corporation is working with Merck to finalize the protocol of the Phase 2b clinical study which is expected to begin in Q2 2021.

During the year ended December 31, 2020, the Corporation has spent $720,000 on this phase 2 clinical study, which is $47,000 higher than forecasted due to an additional clinical site being added during the year. The Corporation anticipates that, in addition to general clinical expenses which are distributed amongst the various clinical projects, its share of the cost to complete this study is currently estimated at $400,000, which is expected to be spent in 2021.

Ovarian Cancer - DeCidE1 phase 2 in patients with recurrent, advanced platinum-sensitive and resistant ovarian cancer (IMV-sponsored)

Globally, ovarian cancer is the seventh most diagnosed cancer among women and a leading cause of mortality among all gynecological cancers. According to Globocan 2020, on a worldwide basis, 314,000 women are diagnosed and there are 207,000 ovarian cancer related deaths each year. The estimated five-year survival rate for a late-stage diagnosis of ovarian cancer is around 30% to 40% (Matz et al., 2017). Ovarian cancer has overall poor survival rates, compared with other gynecological cancers (World Ovarian Cancer Coalition, 2018). Since the introduction of new targeted therapies (PARP inhibitors), advanced ovarian cancer patients have better survival outcomes from treatment. Nonetheless, the overall prognosis for ovarian cancer still remains poor with multiple areas of high unmet need and no immunotherapy approved yet.9

DeCidE1 is a phase 2 multicenter, open-label study evaluating the safety and effectiveness of maveropepimut-S, with intermittent low-dose cyclophosphamide used as an immunomodulator to increase the level of survivin-specific T cells. This phase 2 arm enrolled patients with recurrent, advanced platinum-sensitive and -resistant ovarian cancer. Except for one patient, all patients were in an advanced stage of the disease, and 12 patients had received 3 or more lines of prior therapy.

Primary endpoints of this study are overall response rate, disease control rate and safety. Secondary end points include cell mediated immunity, immune cell infiltration in paired biopsy samples, duration of response, time to progression, overall survival and biomarker translational analyses on collected peripheral blood mononuclear cells, tumor tissue and plasma.

Top line data presented in December 2020 on 19 evaluable patients demonstrated clinically meaningful activity with long-lasting clinical benefits and an excellent safety/tolerability profile:

  15/19 (79%, 5 PR and 10 SD) evaluable subjects demonstrated disease control. Clinical responses were observed across platinum-sensitive, platinum-resistant, and platinum-refractory patients:

  7/19 evaluable subjects (37%) achieved clinical benefit with partial/stable responses lasting > 6 months and 5 subjects (26%) achieved clinical benefit with partial/stable responses lasting > 12 months;

  Treatment was well-tolerated with the majority of adverse events being grade 1-2 reactions at the injection site;

  12-month overall survival rate was of 66.1%; and

  Translational data confirmed survivin-specific CD8+ T cell immune response in 87% subjects.

Enrollment is now complete and one patient remains on study for extended dosing. Biomarker analyses are ongoing for which an update will be given once completed. IMV is currently analyzing translational data with the goal of better understanding the mechanism of action of maveropepimut-S and identifying potential predictive biomarkers. Once the analysis of the translational data is completed, the Corporation will request a meeting with the FDA in the second half of the year to finalize the design of a Phase 2b trial.

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9	GlobalData: Ovarian Cancer Opportunity Analysis and Forecasts to 2028

During the year ended December 31, 2020, the Corporation has spent $1.2 million on this phase 2 clinical study, which is $500,000 higher than forecasted due to increased data analysis and certain patients staying on study for extended dosing. The Corporation anticipates that, in addition to general clinical expenses which are distributed amongst the various clinical projects, its share of the cost to complete this study is currently estimated at $300,000, which is expected to be spent in 2021.

Phase 2 basket trial in 5 solid tumor indications (IMV-sponsored)

In September 2018, IMV announced a phase 2 basket trial in collaboration with Merck to explore other solid cancer indications with our lead candidate, maveropepimut-S, in association with low dose CPA and in combination with Merck’s Keytruda® (pembrolizumab).

This open-label, multicenter, phase 2 basket study evaluates the safety and efficacy of the immunotherapeutic combination in patients with bladder, liver (hepatocellular carcinoma), ovarian, or non-small cell lung (NSCLC) cancers, as well as tumors shown to be positive for the microsatellite instability high (MSI-H) biomarker. Investigators plan to enroll up to 184 patients across five indications in 20 medical centers in Canada and the United States.

The objective of this exploratory trial conducted in collaboration with Merck is to identify and select the best solid tumor opportunities for the combination of IMV's T cell therapy with Merck's anti PD-1 checkpoint inhibitor Keytruda® and CPA. Recruitment in the five indications follows a Simon two-stage design and each indication has prespecified success thresholds defined by the expected effect of Keytruda® as a monotherapy agent in that indication.

Treatments have been well tolerated with no immune-related adverse events or grade 3-4 events reported and T cell infiltration has been observed in subjects with tumor reduction.

The combination has proven promising for patients with two hard-to-treat solid tumors. The combination therapy is further evaluated in expanded cohorts in metastatic bladder and MSI-H tumor cancers.

At the time of this update, 116 subjects were enrolled in the study and sufficient data was available for four of the five indications.

  The combination therapy achieved the thresholds in two indications: metastatic bladder and MSI-H tumor cancers. IMV is pleased to announce that the combination therapy will be further evaluated in these two indications.

  The combination therapy did not meet the prespecified criteria to progress to the next stage in NSCLC and ovarian cancer. The Corporation will discuss with its partner Merck to decide whether these indications should be further explored.

  In the Hepatocellular Carcinoma (liver) HCC indication, IMV and its partner Merck have decided to adjust some of the enrollment criteria in order to accelerate enrollment rates. An update will be provided when the enrollment goal is met.

During the year ended December 31, 2020, the Corporation has spent $7 million on the phase 2 basket trial, which is $1.4 million higher than forecasted due to a spike in enrollment and additional clinical sites opened in early 2020, prior to the onset of the COVID-19 pandemic. The Corporation anticipates that, in addition to general clinical expenses, which are distributed amongst the various clinical projects, $29 million is currently estimated to be spent for stage 1 and stage 2 for two indications for this trial, of which $14.3 million has been spent to date and a total of $6.4 million is estimated to be spent in 2021.

Ovarian Cancer Phase 2 clinical trial (investigator-sponsored)

University Health Network’s (“UHN”) Princess Margaret Cancer Centre is conducting a phase 2 non-randomized, open-label trial designed to evaluate the potential anti-tumor activity of the combination of Merck’s Keytruda® (pembrolizumab), maveropepimut-S (DPX-Survivac) associated with intermittent low-dose CPA. The study’s primary objective is to assess overall response rate. Secondary study objectives include progression free survival rate, overall survival rate, and potential side effects, over a five-year period. At this stage, the Corporation has no specific plan on the next steps after this trial as it will have to be assessed with its partner based on the clinical trial results. The Corporation will disclose final results once provided by the UHN Princess Margaret Cancer Centre. The Corporation currently anticipates that, in addition to general clinical expenses, which are distributed amongst the various clinical projects, its share of the costs to complete this study are milestone-based and are estimated at $200,000, of which $100,000 is expected to spent in 2021.

Our Next Cancer Immunotherapy: DPX-SurMAGE

The Corporation’s second T cell activating immunotherapy, DPX-SurMAGE combines the DPX platform and two cancer antigens: survivin and MAGE-A9. MAGE protein family member, A9 (MAGE-A9) is frequently expressed in various human cancers including bladder, lung and kidney.

MAGE-A9 peptides will be combined with selected immunogenic peptides from the survivin protein composing maveropepimut-S to form a dual target T cell activating therapy. The Corporation believes that MAGE-A9 and survivin peptides presented on the surface of cancer cells may represent ideal complementary targets for an enhanced DPX-based cancer immunotherapy.

In 2021, IMV is aiming to begin a phase 1 clinical study to evaluate DPX-SurMAGE in patients with bladder cancer, another unmet medical need. Despite the entry of immunotherapy agents into the bladder cancer market, including the promising checkpoint inhibitors, there remains significant unmet need across bladder cancer settings. There are abundant opportunities for drug development for early-stage disease, as well as for patients who do not respond to or relapse following treatment with an immune checkpoint inhibitor.

Bladder cancer is a common cancer worldwide that occurs when there is uncontrolled cell growth in the bladder lining, most commonly in urothelial cells (Antoni et al., 2017; ASCO, 2019).

This project is conducted in collaboration with CQDM, a Canadian bioresearch consortium, that awarded a grant for a collaboration among IMV, Centre de recherche du CHU de Quebec-Universite Laval (“CHU”) and La Fondation du CHU de Quebec (“FCHUQc”). The collaboration will receive a grant of up to $1.2 million from the CQDM and $300,000 from the FCHUQc over three years, to develop this novel dual target T cell therapy for an initial clinical application in bladder cancer. IMV currently expects to contribute $4.5 million over the next three years towards this project of which $1.7 million was contributed in 2019 and $1.1 million has been contributed in 2020. The Corporation expects to spend an additional $1.3 million toward this project in 2021.

Other collaborations in oncology

From time to time, IMV enters into collaborations with partners to evaluate the use of the DPX platform with other products in oncology. Such collaborators currently include UConn Health and Dana Farber. These collaborations are exploratory in nature and the Corporation expects to disclose evaluations or other results only when those are made available to IMV by each of its collaborators.

INFECTIOUS DISEASE

A component of the Corporation’s business strategy is to partner for other applications of the DPX platform such as infectious diseases. IMV is leveraging the same DPX MOA to create peptide vaccines that generate a sustained and targeted B cell immune response (antibodies) with the potential to prevent infections by viruses such as SARS-CoV-2.

DPX-COVID-19, a second-generation vaccine against SARS-CoV-2

With the current pandemic caused by the novel coronavirus, the Severe Acute Respiratory Syndrome Coronavirus 2 (“SARS-CoV-2”), there is an urgent need to develop vaccines to control its spread and help protect vulnerable populations.

DPX-COVID-19 is designed to generate potent and durable protection against SARS-CoV-2 with the potential for a longer duration of protection, especially in older adults and immunocompromised individuals.

IMV’s unique targeted peptide epitope approach has the potential to optimize and exceed the safety and efficacy profile of more conventional vaccines:

  Targets areas of the spike protein important for infection (attachment to human cells, cleavage and fusion);

  Potential for improved duration of protection including in most at-risk populations; and

  Stability at room temperature and 2°C to 8°C for at least three months, facilitating stockpiling and distribution.

To date, the Corporation has:

  Completed safety studies that include GLP toxicology and confirmed a favourable safety profile;

  Completed preclinical immunogenicity studies showing potential for long-term protection with antibody titers maintained throughout the duration of studies (day 140);

  Completed a challenge study in ferrets that demonstrated reductions of viral load in the nasal tissue;

  Demonstrated T-cell response and natural immunity in convalescent plasma against the targeted epitope peptides in the DPX-COVID-19 formulation;

  Qualified for approximately $10 million of non-dilutive funding from different Canadian governmental sources, including up to $5.4 million in milestone-based payments;

  Completed the current good manufacturing practice (cGMP) formulation and manufacturing process development for clinical trials; and

  Entered into a collaboration with a global manufacturing partner to transfer and scale-up activities of DPX-COVID- 19 in India and Europe with the anticipated capacity to produce several hundred million doses.

In consideration of the evolution of the regulatory landscape with regulatory approval of vaccines by a number of countries and a recent update to Health Canada guidance, as well as the emergence of SARS-CoV-2 variants in different countries, the Corporation is conducting complementary preclinical studies including evaluating the impact of new variants and will provide an update once the preclinical studies are completed.

Other programs in infectious diseases

DPX-RSV

IMV conducted a phase 1 clinical study has been conducted in Canada in respiratory syncytial virus (RSV). The study was conducted in healthy adults and a DPX-RSV candidate was developed to protect the elderly population from infection. The results of this phase 1 study, completed in 2017, outlined that more than nine months after the last vaccination, 15 of 16 participants (93%) who received DPX-RSV demonstrated antigen-specific immune responses. DPX-RSV had a good safety profile and was well tolerated with no SAEs. One dose was tested out to one year and 100% of older adults (7/7 immune responders) maintained antigen-specific immune responses one year after receiving the booster dose. After one year, their antibody levels measured were still at peak with no sign of decrease. The Corporation does not plan to continue the development of this product without a partner.

Other collaborations in infectious disease

Similar to oncology, IMV from time to time enters into collaborations with partners to evaluate the use of the DPX platform with other products targeting infectious diseases. Such collaborations include Leidos and Zoetis. These collaborations are exploratory in nature and the Corporation expects to disclose evaluations or other results only when those are made available to IMV by each of its collaborators.

MARKET OVERVIEW

Cancer Immunotherapies

Cancer is considered one of the most widespread and prevalent diseases globally. According to the 2020 Cancer Facts & Figures released by the American Cancer Society, it is predicted that the global cancer burden will rise to 27.5 million and the number of cancer deaths to 16.2 million by 2040 solely due to the growth of the aging population. However, these projections may be underestimates given the adoption of unhealthy behaviors and lifestyles associated with rapid income growth and changes in reproductive patterns in economically transitioning countries. According to the 2020 Cancer Facts & Figures, cancer usually develops in older people; 80% of all cancers in the United States are diagnosed in people 55 years of age or older. Adults ages 85 and older are the fastest-growing population group in the US and women outnumber men in this age group because of a longer life expectancy.

Conventional cancer treatment involves surgery to remove the tumor whenever possible, as well as chemotherapy and radiation. Chemotherapies are widely used, despite their associated toxicities, because they interfere with the ability of cancer cells to grow and spread. However, studies have shown that older patients often receive little or no treatment because the benefit of prolonged survival does not outweigh potential adverse effects and impact on quality of life. Also, in all groups of patients, tumors often develop resistance to chemotherapies, thus limiting their efficacy in preventing tumor recurrence. Despite recent advances, independent sources note a high unmet medical need in cancer therapy, noting the median survival rate remains poor. Cancer immunotherapies may provide new and effective treatments. According to a Market & Markets report released in September 2016, the global immunotherapy drug market is projected to reach USD$119.39 billion by 2021 from USD$61.97 billion in 2016, growing at a compound annual growth rate of 14 % during the forecast period of 2016 to 2021. The major players operating in the immunotherapy drug market include F. Hoffmann-La Roche AG (Switzerland), GlaxoSmithKline (U.K.), AbbVie, Inc. (U.S.), Amgen, Inc. (U.S.), Merck (U.S.), Bristol-Myers Squibb (U.S.), Novartis International AG (Switzerland), Eli Lilly and Corporation (U.S.), Johnson & Johnson (U.S.), and AstraZeneca plc (U.K.).

Cancer immunotherapy seeks to harness the immune system to assist in the destruction of tumors and to prevent their recurrence. There has been significant interest in the field of cancer immunotherapy stemming from recent clinical success in prolonging patient survival with novel compounds. The ability to apply these appropriately has resulted from a greater understanding of the immune dysfunction that is characteristic of cancer. One area in which there have been breakthroughs has been in the area of checkpoint inhibitors, which are compounds that target key regulatory molecules of the immune system. Yervoy® (anti CTLA 4, or ipilumumab, developed by Bristol Myers Squibb) was the first compound in this class to be approved for use in advanced metastatic melanoma. In cancer, these regulators (CTLA-4, PD-1 and its ligand PD-L1) act to inhibit CD8 T cell-mediated anti-tumor immune responses that are crucial for tumor control. Monoclonal antibodies that target PD-1 and PD-L1 have shown unusual efficacy in cancer patients, with a significant percentage of patients experiencing durable response to these therapies. Several of these compounds have been approved in multiple indications. Merck’s Keytruda® (pembrolizumab) and Bristol Myers Squibb’s Opdivo® (nivolumab) received FDA approval in 2014 for advanced melanoma patients who have stopped responding to other therapies. These therapies have subsequently been approved for use in other advanced cancers. These drugs have been shown to be helpful in treating several types of cancer but with success only in a limited percentage of patients. It is not yet known exactly why, though researchers have noticed that these drugs seem to work especially well for patients whose cancer cells have a higher number of mutations.

Key opinion leaders in the field have indicated that that the solution lies in combining checkpoint inhibitors with other cancer treatments and that the ideal combination is likely to be a therapy that drives tumor specific immune responses. These include novel activating T cell therapies. Our novel class of immunotherapies fit well with checkpoint inhibition therapy because they simultaneously activate sustained tumor-specific T cells, while also releasing the brakes on immune suppression. The success of such combinations should allow pharmaceutical companies to significantly expand the market of their checkpoint inhibitors.

We believe that activating T cell therapies will become an important component of these novel combination immunotherapies, with the potential of synergistic benefits to become an essential part of a multi-pronged approach for the treatment of cancer.

INTELLECTUAL PROPERTY

The Corporation strives to protect its intellectual property in established, as well as emerging, markets around the world. The Corporation’s intellectual property portfolio relating to its platform technology includes twenty patent families, the first of which contains eight patents issued in five jurisdictions (United States, Europe, Canada, Japan, and Australia). The 19 other families collectively contain 46 patents issued in 11 jurisdictions (United States, Europe, Canada, Australia, Japan, India, Israel, Singapore, Brazil, China, and, separately, Hong Kong) and 74 pending patent applications in 10 jurisdictions. Considering the validations of the European patents, the Corporation’s intellectual property portfolio includes 107 patents. More details on the Corporation’s intellectual property strategy and patents can be found in the AIF filed on SEDAR at www.sedar.com.

The Corporation owns registered trademarks in the United States, Canada, and Europe.

RECENT AND QUARTERLY DEVELOPMENTS

The Corporation announced:

  On December 28, 2020, updated progress on its COVID-19 vaccine program including:

    Completed safety studies that include GLP toxicology and confirmed a favorable safety profile;

    Completed preclinical immunogenicity studies showing potential for long-term protection with antibody titers maintained throughout the duration of studies (Day 140);

    Completed a challenge study in ferrets that demonstrated reductions of viral load in the nasal tissue;

    Demonstrated T cell response and “natural” immunity in convalescent plasma against the targeted epitope peptides in the DPX-COVID-19 formulation; and

    Demonstrated stability of DPX-COVID-19 at room temperature and 2°C to 8°C for at least 3 months.

  In regard to DPX-COVID-19, the Company continues its efforts to:

    Perform additional preclinical studies; and

    Submit preclinical study results on the selection of the peptides composing DPX-COVID-19 and the data supporting the Phase 1/2 clinical trial to a peer-reviewed scientific journal.

  On December 3, 2020, updated clinical response and translational data from DeCidE1, its Phase 2 study evaluating the safety and efficacy of DPX-Survivac with intermittent low-dose CPA (CPA) in patients with recurrent, advanced platinum-sensitive and -resistant ovarian cancer. As presented on December 3, 2020, 19 patients were evaluable for efficacy with one patient (5%) still receiving treatment. Notably, the majority of patients had received >3 lines of prior therapy and were resistant or refractory to their last platinum regimen. Key findings on the safety and efficacy of 19 evaluable patients receiving DPX-Survivac/CPA are outlined below:

    79% of patients (5 PR and 10 SD) showed clinical benefits;

    Durable clinical benefits over 6 months were observed in 7 patients (37%):

      5 patients (26.3%) demonstrated clinical benefit duration of approximately one year (11-16 months) with two patients still benefiting from treatment.

    Long tail progression free survival (PFS) was observed and consistent with immunotherapies in other cancer indications:

      mPFS: 4.47 months

      6-month PFS of 39%

      12-month PFS of 20%.

    66.1% 12-month overall survival rate. As more than 50% of patients are still alive, the median overall survival (mOS) has not been reached

    Overall, treatment was well-tolerated. The majority of treatment-related adverse events reported were Grade 1 events and related to reactions at the injection site.

  Extensive translational analyses are ongoing on collected peripheral blood mononuclear cells (PBMC), tumor tissue and plasma. Results obtained so far link the observed clinical benefit with survivin-specific T cells, supporting DPX- Survivac’s unique mechanism of action:

    Treatment generated a survivin-specific CD8+ T cell response in PBMC samples of 14/16 (87%) evaluable patients.

    Treatment-induced infiltration of survivin-specific T cell clones into the tumors as early as day 56 following treatment.

  On November 10, 2020, the appointment of Andrew Hall to the newly created role of Chief Business Officer.

  On November 9, 2020, that the Corporation’s T cell therapy demonstrates an 86% ORR in combination with Merck’s Keytruda® (pembrolizumab) in patients with PD-L1 positive r/r DLBCL.

  All clinical responses observed so far in the study have been in PD-L1 positive subjects defined as a percentage of PD-L1+ cells scored in the tumor region of 10% or more. No benefits have been observed in the PD-L1 negative population (n=11) where all subjects experienced PD (n=9) or a SD (n=2).

  The difference between the two populations is statistically significant and indicates that PD-L1 has the potential to become a predictive biomarker and a companion diagnostic for r/r DLBCL treatment with the combination, to identify and recruit the patients that are the most likely to respond.

  As of the data cut-off date for the presentation at SITC, 18 pre-treatment samples from patients enrolled in the SPiReL study were available for biomarker analysis. Thirty-nine percent (7/18) of subjects demonstrated a positive pre- treatment tumor PD-L1 expression. Key findings for this population include:

    Observed 100% Disease control rate (SD, PR or CR); and

    86% (6/7 subjects) Objective Response Rate (3 CR, and 3 PR).

  On October 16, 2020, that it entered into an Equity Distribution Agreement with Piper Sandler & Co. (“Piper Sandler”) authorizing the Corporation to offer and sell, through “at-the-market” offerings on Nasdaq, Common Shares from time-to-time up to an aggregate offering price of US$50 million through Piper Sandler, as agent (“October 2020 ATM”). The Corporation intends to use the net proceeds from the October 2020 ATM for research and development expenditures, clinical trial expenditures, including expenditures related to a COVID-19 vaccine candidate and general corporate purposes.

  On October 8, 2020, updated progress on its COVID-19 vaccine program including:

    Confirmed an additional $5.4 million in government funding from National Research Council of Canada Industrial Research Assistance Program (“NRC IRAP”) for the clinical development and manufacturing of DPX-COVID-19;

    In consultation with Health Canada, IMV has decided to combine its original phase 1 and 2 studies into a single trial with the potential to accelerate clinical development and the timeline of the overall project. The design of this larger study will incorporate the same two-age strata cohorts (18-55 years old and over 55 years old) as originally designed; and

    IMV has entered into a collaboration with a global manufacturing partner and initiated transfer and scale-up activities of DPX-COVID-19. This collaboration has the potential to bring two additional production sites in India and Europe with capacity to produce several hundred million doses of DPX-COVID-19.

  On August 5, 2020, confirmed $4.75 million of funding from Canadian governmental agencies to advance Phase 1 clinical development of is vaccine candidate, DPX-COVID-19. The Corporation is receiving $4.15 million in advisory services and funding from the NRC IRAP, Atlantic Canada Opportunities Agency (“ACOA”) and Next Generation Manufacturing Canada (“NGen”) to support rapid scale-up of DPX-COVID-19 manufacturing process and its evaluation in a phase 1 clinical trial. In addition to this funding, IMV also received $600,000 from the NRC IRAP
  Innovation Assistance Program (“IRAP IAP”).

  On July 20, 2020, appointed Michael P. Bailey to its Board of Directors.

  On July 14, 2020, updated progress on its COVID-19 vaccine program. Since IMV announced the selection of its vaccine candidate on May 21, 2020, the Corporation has made significant progress including:

    Preclinical studies have demonstrated the capacity of DPX-COVID-19 to induce strong immunogenicity including the binding on target to the spike protein and viral neutralization;

    The Corporation has completed the cGMP formulation and manufacturing process development for DPX-COVID-19; and

    Multiple batches have been successfully produced at IMV.

  On June 30, 2020, that in order to maintain the remainder of its at-the-market (“June 2020 ATM”) facility, the Corporation re-entered into an equity-distribution agreement dated June 30, 2020 with Piper Sandler pursuant to which the Corporation may from time to time sell through “at-the-market” offerings, with Piper Sandler acting as sales agent, on the Nasdaq such number of common shares that have an aggregate offering price of up to US$24.5 million under the ATM Prospectus Supplement. This amount reflects the amount which remains unsold following the Corporation entering into the initial equity distribution agreement with Piper Sandler for an aggregate amount of US$30 million as of such date and was filed as a result of the underlying Canadian final base shelf prospectus expiring on July 5, 2020.

  On May 29, 2020, updated clinical response and translational data from DeCidE1, its Phase 2 study evaluating the safety and efficacy of DPX-Survivac with intermittent low-dose CPA in patients with recurrent, advanced platinum- sensitive and -resistant ovarian cancer.

  As of data cut-off date, May 2, 2020, 19 patients were evaluable for efficacy with four patients (21%) still receiving treatment. Notably, 18/19 evaluable patients had stage 3 or 4 disease at time of diagnosis, the majority of whom had received >3 lines of prior therapy and were platinum resistant. Key findings on the safety and efficacy of DPX- Survivac/CPA are outlined below:

    5/19 patients (26%) achieved a PR with tumor regression >30% on target lesions;

    15/19 patients (79%) achieved disease control, defined as Stable Disease (SD) or Partial Response (PR) on target lesions;

      Tumor shrinkage of target lesions was observed in 10 patients (53%).

    Overall, treatment was well-tolerated. The majority of treatment-related adverse events reported were Grade 1 events and related to reactions at the injection site;

    Durable clinical benefits lasting ≥ 6 months were observed in seven patients (37%);

      5/7 patients (71%) have now reached duration of clinical benefit > 10 months including three patients with PR and two patients with SD; and

      The two patients with SD are about to reach the 1-year mark.

  Translational analyses on longitudinally collected peripheral blood mononuclear cell (PBMC) and tumor tissue samples link observed clinical benefit and survivin-specific T cells, supporting DPX-Survivac’s unique mechanism of action. Key translational findings are outlined below:

      Treatment generated a survivin-specific CD8+ T cell response in PBMC samples of 14/16 (87%) evaluable patients; and

      Treatment induced infiltration of survivin-specific T cell clones into the tumors as early as day 56 following treatment, which was shown in an analysis of the TCRβ repertoires in five subjects who achieved stable disease.

  These data were presented in a poster session (Abstract Number: 6075) at the ASCO20 Virtual Scientific Program.

  On May 21, 2020, that it had selected a vaccine candidate against COVID-19 to advance into human clinical studies and has positive preclinical results demonstrating robust immunogenic and antibody responses from the majority of peptide epitopes. The antibody responses observed were equivalent or superior to levels achieved with DPX-RSV, which delivered a robust and sustained immune response in a Phase 1 study. Based on these data, the Corporation had selected multiple peptide epitopes to be formulated within its DPX platform to form a vaccine candidate against the novel coronavirus, DPX-COVID-19.

  On May 7, 2020, the completion of a private placement (the “Private Placement”) of 8,770,005 units of the Corporation (each, a “Unit”) at the market price of $2.86 per Unit. With aggregate gross proceeds of approximately $25.1 million, this non-brokered private placement is being co-led by Fonds de Solidarité FTQ, an existing investor, and Lumira Ventures, a new investor in the Corporation, along with participation by Altium Capital, also a new investor in IMV, together with incumbent investors.

  On March 30, 2020, that it had made significant progress on the development of DPX-COVID-19, a vaccine candidate against the novel coronavirus, including:

    The Corporation used sequences of the virus and immunoinformatics to predict and identify several hundred epitopes, of which 23 were selected for their biological relevance to the virus and potential to generate neutralizing antibodies against SARS-CoV-2;

    Based on this analysis, IMV began manufacturing peptide candidates targeting these epitopes as well as planning with IMV’s suppliers and contract manufacturers to prepare for the cGMP batch required to support a clinical study in humans;

    In collaboration with Gary Kobinger, Ph.D., Director of the Research Centre on Infectious Diseases at the University Laval in Quebec City, preclinical assays in animal models were planned in April through May of this year to validate the safety and potency of the vaccine candidate before initiating the human clinical study;

    In collaboration with Joanne Langley, M.D. at the Canadian Center for Vaccinology (CCfV) and the Canadian Immunization Research Network (CIRN), the design of a Phase 1 clinical study in 48 healthy subjects has been completed and clinical sites identified in both Nova Scotia and Quebec;

    IMV initiated discussions with Health Canada in preparation for a CTA. A meeting was scheduled the week of April 20, 2020 with the goal to initiate the clinical study in the summer of 2020; and

    The Corporation submitted several grant applications in Canada in an effort to help support its clinical program.

  On March 18, 2020, that it was advancing the clinical development of a DPX-based vaccine candidate against COVID-19. The goal of the development program, in collaboration with lead investigators for the phase 1 clinical study: Joanne Langley, M.D. and Scott Halperin, M.D., of the CCfV at Dalhousie University, the Izaak Walton Killam Health Center and the Nova Scotia Health Authority and the CIRN; along with Dr. Gary Kobinger, Ph.D., Director of the Research Centre on Infectious Diseases at the University Laval in Quebec City and GUARD in Canada, is to establish the clinical safety and immunogenicity of a vaccine candidate based on the Corporation’s DPX delivery technology and incorporating peptides targeting novel epitopes from the coronavirus strain.

  On February 25, 2020, that updated results from DeCidE1, an ongoing Phase 2 study of its lead candidate, DPX- Survivac, in patients with advanced recurrent ovarian cancer were reported during a conference call and webcast.

  All 22 patients with advanced recurrent ovarian cancer enrolled in this arm of the study were heavily pre-treated, with the median number of prior therapies greater than three.

  As of February 24, 2020, 19 patients were evaluable for efficacy with six patients (31%) still receiving treatment. Key preliminary findings are outlined below:

    15 patients (79%) achieved disease control, defined as Stable Disease (SD) or Partial Response (PR) on target lesions:

      Tumor shrinkage of target lesions was observed in 10 patients (53%).

    Durable clinical benefits lasting ≥ 6 months were observed in seven patients (37%) so far:

      Four of these seven patients (21% of evaluable patients) achieved PR with tumor regression >30% on target lesions;

      Three stable diseases were ongoing for > 6 months (range 7-9) including -29.5% and -12% tumor regressions; and

      Median duration not reached yet, with five of these seven (71%) patients still on treatment at > 6 months (range 7-10).

    Analysis of Baseline Tumor Burden (BTB) showed durable clinical benefits across a broad range of BTB (1.5-7.7 cm) with a higher number of patients achieving benefits in BTB < 5 cm as previously observed in other arms of the study:

      Six out 11 with BTB < 5 cm (55%) achieved clinical benefits lasting > 6 months.

    Durable clinical benefits include platinum-resistant and refractory patients who previously received PARP inhibitors and bevacizumab; and

    Treatment was well-tolerated, with most adverse events being Grade 1-2 reactions at the injection site.

  On February 14, 2020, that Albert Scardino was to retire from the IMV Board of Directors effective February 28, 2020.

  On February 4, 2020, the presentation of clinical translational data supporting the mechanism of action of its lead compound, DPX-Survivac, during the 2020 ASCO-SITC Clinical Immuno-Oncology Symposium, being held in Orlando, FL.

  As part of this analysis, the Corporation measured systemic immune responses, tumor immune infiltrates and clinical tumor response from pre- and post-treatment patient samples in connection with three Phase 1 and/or Phase 2 clinical studies, each evaluating DPX-Survivac alone or in a combination regimen in patients with platinum-sensitive or resistant, advanced ovarian cancer. Highlights from these translational data include:

    DPX-Survivac generated survivin-specific T cells in the blood of 80% of patients sampled;

    Clinical anti-tumor responses were correlated with increased infiltration of T cells into tumors following treatment with DPX-Survivac;

    DPX-Survivac induced enrichment in T cell, cytotoxic lymphocytes and B cell-specific signatures which correlate with clinical response; and

    Antigen-specific T cells retained their functionality throughout the duration of treatment.

  SELECTED FINANCIAL INFORMATION

  The selected statements of loss and comprehensive loss data for the periods presented and the selected statement of financial position data as of the dates presented are derived from the audited annual condensed consolidated financial statements. The selected historical financial data below should be read in conjunction with the financial statements and related notes and the sections titled “Components of Operations Overview” and “Results of Operations” appearing elsewhere in this report.

	As of December 31,
	2020	2019
Statement of financial position data:	(in thousands of Canadian dollars)
Cash and cash equivalents	$46,362	$14,066
Working capital (1)	45,488	13,199
Total assets	58,800	22,434
Total liabilities	19,425	15,986
Accumulated deficit	(154,974)	(120,119)
Total shareholder's equity	39,375	6,448

(1)	Working capital is defined as current assets less current liabilities. See financial statements for further details regarding current assets and current liabilities.

	Year ended December 31,
	2020	2019
Statements of loss and comprehensive loss data:	(in thousands, except share and per share amounts)
Revenue
Subcontract revenue	$3	$59
Interest revenue	298	509
Total revenue	301	568
Operating Expenses
Research and development	26,605	18,986
General and administrative	15,205	10,140
Government assistance	(6,690)	(2,432)
Accreted interest	36	1,239
Total operating expenses	35,156	27,933
Net loss and comprehensive loss	$(34,855)	$(27,365)
Basic and diluted loss per share	$(0.58)	$(0.55)
Weighted-average shares outstanding	60,305,264	49,653,578

  COMPONENTS OF OPERATIONS OVERVIEW

  Revenue

  The Corporation has no products approved for commercial sale and has not generated any revenue from product sales. Revenue consists primarily of income earned on cash balances held at a commercial bank. The Corporation also generates immaterial revenue from providing formulation services under research collaboration agreement with Leidos for the development of targeted therapies for malaria. Revenue is recognized when the formulation services are performed.

  Operating Expenses

  Research and development expenses

  To date, the Corporation’s research and development expenses have related primarily to discovery efforts and preclinical, manufacturing and clinical development of its product candidates. The most significant research and development expenses for the year relate to costs incurred for the development of the Corporation’s most advanced product candidates, DPX-Survivac and DPX-SurMAGE, which include:

    Expenses incurred under agreements with CROs, as well as investigative sites and consultants that conduct clinical trials, preclinical studies and other scientific development services;

    Costs related to the production and scale-up of clinical materials, including fees paid to contract manufacturers;

    Employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;

    Expenses incurred for outsourced professional scientific and regulatory development services;

    Laboratory materials and supplies used to support research activities; and

    Facilities and other expenses, which includes depreciation on laboratory equipment.

  The Corporation expenses all research and development costs in the periods in which they are incurred. The Corporation accrues for costs incurred as the services are being provided by monitoring the status of the project and the invoices received from its external service providers. Accruals are adjusted as actual costs become known. Where contingent milestone payments are due to third parties under research and development arrangements or license agreements, the milestone payment obligations are expensed when the milestone results are achieved.

  Research and development activities are central to IMV’s business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-staged clinical trials. The Corporation expects that research and development expenses will increase substantially over the next few years as it increases personnel, advances manufacturing processes, initiates and conducts additional clinical trials and prepares regulatory filings related to its product candidates. The Corporation also expects to incur increased research and development expenses as it selectively identifies and develops additional product candidates. However, it is difficult to determine with certainty the duration and completion costs of current or future preclinical programs and clinical trials of product candidates.

  The duration and timing of clinical trials and development of the Corporation’s product candidates will depend on a variety of factors that include, but are not limited to, the following:

    The scope, progress, outcome and costs of clinical trials and other research and development activities, including establishing an appropriate safety profile with IND-directed studies;

    Patient enrollment, discontinuation rates, per patient trial costs, and number and location of clinical trial sites in clinical trials;

    The ability of the Corporation’s clinical partners and sponsors for investigator-sponsored trials to manage clinical trials;

    Establishing commercial manufacturing capabilities or making arrangements with third party manufacturers;

    Timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

    Obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

    Significant and changing government regulation; and

    Significant competition and rapidly changing technologies within the biopharmaceutical industry.

  The probability of success for each product candidate is highly uncertain. The Corporation will determine which programs to pursue and what resources to allocate to each program in response to the scientific and clinical success of each product candidate as well as an assessment of each product candidate’s commercial potential. Further, because IMV’s product candidates are still in clinical development, the Corporation cannot estimate the actual amounts necessary to successfully complete the development and commercialization of product candidates or whether, or when, it may achieve profitability.

  General and administrative

  General and administrative expenses consist primarily of salaries and other staff-related costs, including share-based compensation expense for personnel in executive, finance, human resources, project management, business development, investor relations and administrative functions. General and administrative expenses also include, but are not limited to, facilities and overhead costs, legal feels related to corporate, securities and patent matters, investor relations costs, insurance and professional fees for assurance, taxation, information technology communications and human resources matters. General and administrative costs are expensed as incurred and the Corporation accrues for services provided by third parties related to the above expenses by monitoring the status of services provided and receiving estimates from its service providers, adjusting accruals as actual costs become known.

  The Corporation expects that its general and administration expenses will increase in the future as it increases personnel to support the continued development of its product candidates. The Corporation has experienced and expects to continue to experience, increased expense associated with being a Nasdaq listed company including increased accounting, audit, legal, regulatory and compliance costs, director and officer insurance premiums, as well as higher investor relations and public relations costs.

  Government Assistance

  Government assistance consists primarily of research and development investment tax credits awarded through the Canada Revenue Agency’s Scientific Research and Economic Development (“SR&ED”) program for research expenditures incurred in Canada. Government assistance also contains other government funding for research projects and employment funding as well as fair market value adjustments to interest-free and low-interest government loans.

  Accreted interest

  Accreted interest relates entirely to the valuation of interest-free and low interest-bearing government loans, most of which are repayable based on a percentage of future gross revenue.

  RESULTS OF OPERATIONS

  Comparison of the Three Months Ended December 31, 2020 and 2019

  The following table summaries the Corporations results of operations for the three months ended December 31, 2020 and 2019 (in thousands of Canadian dollars):

	Three months ended December 31,
	2020	2019	Change ($)
Revenue
Subcontract revenue	$-	$32	$(32)
Interest revenue	90	104	(14)
Total revenue	90	136	(46)
Operating Expenses
Research and development	7,977	5,518	2,459
General and administrative	5,428	3,362	2,066
Government assistance	(3,041)	(339)	(2,702)
Accreted interest	(678)	70	(748)
Total operating expenses	9,686	8,611	1,075
Net loss and comprehensive loss	$(9,596)	$(8,475)	$(1,121)

  Revenue

  Revenue did not fluctuate significantly period over period.

  Research and development expenses

  Research and development expenses increased to $8 million for the three months ended December 31, 2020 from $5.5 million for the three months ended December 31, 2019. The increase of $2.5 million is mainly attributable to $2.4 million related to pre-clinical expenses for development of DPX-COVID-19, which is offset by the increase in government assistance, and a $509,000 increase in personnel and stock-based compensation costs due to an increase in head count. This increase is partly offset by a decrease of $149,000 in travel due to COVID-19 travel restrictions and a decrease of $324,000 in basket trial costs compared with Q4 2019.

  General and administrative expenses

  General and administrative expenses increased to $5.4 million for the three months ended December 31, 2020 from $3.4 million for the three months ended December 31, 2019. This $2 million increase can be explained by an increase of $1.1 million in Directors and Officers insurance premium and $919,000 in foreign exchange loss.

  Government Assistance

  The increase in government assistance for the period ended December 31, 2020 compared with December 31, 2019 is mainly attributable to $2.7 million in government grants for the development of DPX-COVID-19.

  Comparison of the Year Ended December 31, 2020 and 2019

  The following table summaries the Corporations results of operations for the years ended December 31, 2020 and 2019 (in thousands of Canadian dollars):

	Years ended December 31,
	2020	2019	Change ($)
Revenue
Subcontract revenue	$3	$59	$(56)
Interest revenue	298	509	(211)
Total revenue	301	568	(267)
Operating Expenses
Research and development	26,605	18,986	7,619
General and administrative	15,205	10,140	5,065
Government assistance	(6,690)	(2,432)	(4,258)
Accreted interest	36	1,239	(1,203)
Total operating expenses	35,156	27,933	7,223
Net loss and comprehensive loss	$(34,855)	$(27,365)	$(7,490)

  Revenue

  The decrease in subcontract revenue in 2020 is attributable to the Leidos collaboration as the project is nearing completion. Interest revenue decreased by $211,000 due to decreased interest rates in 2020 compared with 2019.

  Research and development expenses

  Research and development expenses increased to $26.6 million for the year ended December 31, 2020 from $19 million for the year ended December 31, 2019. The increase of $7.6 million is mainly attributable to $1.5 million in clinical costs related to the basket trial as a result of increased sites and enrollment compared with 2019, $1.6 million in personnel and stock-based compensation costs due to an increase in head count, and $6.2 million related to pre-clinical expenses for development of DPX-COVID-19 which is offset by the increase in government assistance. This increase is partly offset by a decrease of $409,000 in travel due to COVID-19 travel restrictions, a decrease of $638,000 in DPX-SurMAGE pre-clinical development costs, and a decrease of $635,000 related to the DeCidE1 Phase 2 study of DPX-Survivac.

	Years ended December 31,
	2020	2019	Change ($)
Direct research and development expenses by program:
DPX-Survivac
DLBCL	$743	$741	$2
Ovarian	1,176	1,923	(747)
Basket Trial	7,000	5,452	1,548
Other	2,652	2,066	586
DPX-SurMAGE	1,086	1,724	(638)
DPX-COVID-19[1]	6,206	-	6,206
Other programs	557	968	(411)
Total direct R&D expense	19,420	12,874	6,546
Unallocated research and development expenses:
Personnel (including stock-based compensation)	6,283	4,724	1,559
Indirect research and development expense[2]	902	1,388	(486)
Total research and development expenses	$26,605	$18,986	$7,619

[1]	DPX-COVID-19 development is government funded
[2]	Indirect research and development expense includes non-cash amortization of lab equipment, travel and general laboratory utilities and consumables.

  General and administrative expenses

  General and administrative expenses increased to $15.2 million for the year ended December 31, 2020 from $10.1 million for the year ended December 31, 2019. The increase of $5.1 million compared with 2019 can be explained by an increase of $2.7 million in Directors and Officers insurance premium, $488,000 in legal and professional fees, $1.3 million in foreign exchange loss, $207,000 in personnel costs due to an increase in head count, $161,000 in public relations and website design costs, and a $728,000 increase in non-cash deferred share unit (“DSU”) compensation compared with 2019. These increases are partly offset by a $305,000 decrease in non-cash stock-based compensation and a $472,000 decrease in travel costs. In 2019, DSU compensation was a $191,000 recovery due to outstanding DSUs being revalued each period and a lower share price in 2019, compared with 2018. Effective August 8, 2019, the Corporation elected to settle all future DSU redemptions in shares. As a result, DSUs are now accounted for as equity-settled instruments and will not need to be revalued at each reporting period. The Corporation expects that this will continue to reduce the comparative volatility in the DSU compensation expense from Q3 2020 onward.

  Government Assistance

  The increase in government assistance for the year ended December 31, 2020 compared with December 31, 2019 is mainly attributable to $5 million in government grants for development of DPX-COVID-19 and related wage subsidies, partly offset by a non-cash $840,000 decrease associated with the revaluation of the low interest-bearing government loan from the Province of Nova Scotia upon receipt of the extension and amended repayment plan in 2019.

  CASHFLOWS, LIQUIDITY AND CAPITAL RESOURCES

  Liquidity and Capital Resources

  Sources of liquidity

  IMV is publicly traded and as a result has funded its operations primarily through public and private equity offerings, as well as from upfront and milestone payments, and research support payments generated from collaborations.

  In 2020, IMV completed a private placement of 8,770,005 units of the Corporation for gross proceeds of $25.1 million and net proceeds of $24.9 million. The Corporation also issued 6,841,773 shares under two ATM Distribution agreements for total gross proceeds of $40.8 million and net proceeds of $38.8 million.

  Funding requirements

  The Corporation has not generated any revenue from approved product sales to date and does not expect to do so until such time as IMV obtains regulatory approval and commercializes one or more of its product candidates. As the Corporation is currently in the preclinical and clinical stages development, it is uncertain when or if it will achieve commercialization. IMV expects that operating expenses will continue to increase in connection with ongoing and new, later-staged clinical trials, expanded preclinical activities and the development of product candidates in the pipeline. The Corporation expects to continue its collaborations and will look for additional collaborations as well as expanded collaboration opportunities. For the purposes of assessing the Corporation as a going concern, although it is difficult to predict funding requirements, based on the current operating plan, it is anticipated that existing cash and cash equivalents and identified potential sources of cash, will fund operations and capital expenditure requirements in excess of 12 months following the date of issuance of IMV’s 2020 audited annual consolidated financial statements. These estimates are based on assumptions and plans which may change and which could impact the magnitude and/or timing of operating expenses, capital expenditures and the Corporation’s cash runway. The successful development of product candidates is uncertain, and therefore IMV is unable to estimate the actual funds required to complete the research, development and commercialization of product candidates.

  At December 31, 2020, the Corporation had approximately $50.3 million of existing and identified potential sources of cash including:

    cash and equivalents of $46.4 million; and

    amounts receivable and investment tax credits receivable of $3.9 million.

  In addition, the Corporation entered into the October 2020 ATM allowing the Corporation to offer and sell common shares from time-to-time up to an aggregate offering amount of US$50 million (CAD$66.9 million) through Piper Sandler, as agent. Subsequent to December 31, 2020, 533,994 shares have been sold under the October 2020 ATM for gross proceeds of US$2.3 million. The Corporation continually reassesses the adequacy of its cash resources, evaluating existing clinical trials, research projects and/or potential collaboration opportunities, to determine when and how much additional funding is required.

  The Corporation continuously monitors its cash position, the status of its development programs including those of its partners, cash forecasts for completing various stages of development, the potential to license or co-develop each product candidate, and continues to actively pursue alternatives to raise capital, including equity offerings, debt and non-dilutive funding.

  Cash Flows

  The following table summarizes the Corporation’s cash flows for the periods indicated (in thousands of Canadian dollars):

	Years Ended December 31,
	2020	2019
Net cash (used in) provided by:
Operating activities	(34,745)	(27,288)
Financing activities	67,483	26,935
Investing activities	(442)	(476)
Net increase (decrease) in cash and cash equivalents	32,296	(829)

  Cash flows from operating activities

  During Fiscal 2020, $34.7 million was used in operating activities. This included the reported net loss of $34.9 million prior to being decreased by $1.5 million for non-cash expenses including DSU compensation, depreciation, accretion of long-term debt, fair value adjustments and stock-based compensation. The Corporation had a net decrease of cash of $1.4 million as a result of changes in working capital balances, which was mainly attributable to a $1.1 million increase in accounts receivable related to government funding towards the DPX-COVID-19 program, and a $1.9 million increase in prepaid expenses. This decrease was partly offset by an increase of $1.8 million in accounts payable, accrued and other liabilities.

  During Fiscal 2019, $27.4 million was used in operating activities. This included the reported net loss of $27.4 million prior to being decreased by $1.9 million for non-cash expenses including DSU compensation, depreciation, revaluation of long-term debt, accretion of long-term debt, loss on disposal of assets and stock-based compensation. The Corporation had a net decrease of cash of $1.8 million as a result of changes in working capital balances, which was mainly attributable to a $1.4 million decrease in accounts payable and accrued liabilities, a $333,000 increase in prepaid expenses, and a $550,000 increase in investment tax credits receivable, partly offset by a decrease of $492,000 in amounts receivable.

  Cash flows from financing activities

  During Fiscal 2020, sources of cash from financing activities included: $25.1 million in proceeds raised from the Private Placement less cash issuance costs of $152,000, $40.8 million in proceeds raised from the ATM offering less cash issuance costs of $2 million, $3.1 million in proceeds from short-term borrowings related to financed Directors and Officers insurance premium, $900,000 in proceeds from long-term conditionally repayable borrowings related to government funding of DPX-COVID-19 and $2.5 million through the exercise of stock options and warrants. The Corporation used $2.6 million to repay short-term borrowings related to financing the Directors and Officers insurance premium and used $146,000 to repay long-term debt and lease obligations during the period.

  During Fiscal 2019, sources of cash from financing activities included: $29.5 million proceeds raised in the March 2019 Public Offering less cash issuance costs of $2.5 million, and $156,000 through the exercise of stock options and warrants. The Corporation used $178,000 to repay long-term debt and lease obligations during the period.

  Cash flows from investing activities

  During 2020, IMV used $442,000 of cash in investing activities, consisting mainly of purchases of furniture and equipment for ongoing research and operating activities.

  During 2019, IMV used $476,000 of cash in investing activities, consisting mainly of purchases of furniture and equipment for ongoing research and operating activities.

  JUNE 2017 EQUITY OFFERING AND USE OF PROCEEDS - COMPLETED

  On June 21, 2017, the Corporation completed a public offering, issuing 2,403,846 Common Shares at a price of $4.16 per share for aggregate proceeds of $10 million. The Corporation intended to use the net proceeds of this offering for the research and development and clinical advancement of its cancer and infectious disease therapy candidates and for working capital and general corporate purposes. The table below provides the amount used to date and any variances in thousands of Canadian dollars (except for working capital and general corporate purposes).

Intended Use of Proceeds	Estimated	Amount	Variances
	amount	to date
	$	$
Phase 2 clinical trial in DLBCL with Merck	2,400	2,400	None
Phase 1 clinical trial for multiple indications	4,200	4,200	None

  MARCH 2019 EQUITY OFFERING AND USE OF PROCEEDS

  On March 6, 2019, the Corporation completed a public offering, issuing 5,404,855 Common Shares (including 504,855 Common Shares upon the exercise of the underwriters’ over-allotment option on March 11, 2019) at a price of $5.45 per share for aggregate proceeds of $29.5 million. The Corporation intends to use the net proceeds of this offering to accelerate the development of DPX-Survivac in combination with Keytruda as part of the basket trial in selected advanced or recurrent solid tumors in bladder, liver (hepatocellular carcinoma), ovarian and non-small-cell lung cancers, as well as tumors shown to be positive for the microsatellite instability high biomarker and for general corporate purposes. The table below provides the amount used to date and any variances in thousands of Canadian dollars (except for working capital and general corporate purposes).

Intended Use of Proceeds	Estimated	Amount	Variances
	amount	to date
	$	$
Phase 2 clinical trial for multiple indications	16,000	7,401	No variances anticipated

  MARCH AND JUNE 2020 ATM DISTRIBUTIONS - COMPLETED

  On March 17, 2020, the Corporation entered into a first Equity Distribution Agreement (“March 2020 ATM”) with Piper Sandler authorizing the Corporation to offer and sell Common Shares from time-to-time up to an aggregate offering amount of US$30 million through Piper Sandler, as agent. The March 2020 ATM was terminated on June 30, 2020 and 2,070,883 Common Shares were sold under this agreement for total gross proceeds of $7.6 million. To maintain the remainder of IMV’s March 2020 ATM facility under its new Canadian base shelf prospectus, IMV entered into a second ATM Distribution dated June 30, 2020 (“June 2020 ATM”), with Piper Sandler, to offer and sell Common Shares from time-to-time up to an aggregate offering amount of US$24.5 million through Piper Sandler, as agent. An additional 4,770,890 Common Shares were sold in the three months period ended September 30, 2020 for gross proceeds of US$24.5 million, concluding the proceeds raised under the June 2020 ATM to the maximum offering amount of US$24.5 million as of July 20, 2020. As of September 30, 2020, a total of 6,841,773 shares have been sold under the two ATM Distribution agreements for total gross proceeds of $40.8 million.

  OCTOBER 2020 ATM DISTRIBUTION

  On October 16, 2020, the Corporation entered into the October 2020 ATM with Piper Sandler authorizing the Corporation to offer and sell, through “at-the-market” offerings, Common Shares from time to time up to an aggregate offering price of US$50 million through Piper Sandler, as agent. The Corporation intends to use the net proceeds from the October 2020 ATM for research and development expenditures, clinical trial expenditures, including expenditures related to a COVID-19 vaccine candidate and general corporate purposes. As of March 16, 2021, a total of 533,994 shares have been sold under the October 2020 ATM for total gross proceeds of US$2.3 million.

  SUMMARY OF QUARTERLY RESULTS

  The selected quarterly financial information(1) for the past eight financial quarters is outlined below: (in thousands of dollars, except for amounts per share)

	Q4-2020	Q3-2020	Q2-2020	Q1-2020	Q4-2019	Q3-2019	Q2-2019	Q1-2019
Total Revenue	90	88	55	68	136	164	186	82
Total Expenses	9,686	8,415	7,323	9,732	8,611	8,060	5,237	6,025
Loss	(9,596)	(8,327)	(7,268)	(9,664)	(8,475)	(7,896)	(5,051)	(5,943)
Basic and Diluted Loss per Share	(0.14)	(0.13)	(0.13)	(0.19)	(0.17)	(0.16)	(0.10)	(0.13)

  (1) Unless otherwise noted, financial information in thousands of Canadian dollars and prepared in accordance with IFRS.

  Revenues from quarter-to-quarter may vary significantly. Revenues are non-recurring by nature and are generated by license agreements as well as contract research agreements. It is also important to note that historical patterns of expenses cannot be taken as an indication of future expenses. The amount and timing of expenses and availability of capital resources vary substantially from quarter-to-quarter, depending on the level of R&D activities being undertaken at any time and the availability of funding from investors or collaboration partners.

  OUTLOOK FOR 2021

  The exact timing could differ from expectations but are currently management’s best estimate.

  RELATED PARTY TRANSACTIONS

  For the year ending December 31, 2020, there were no related party transactions (2019 - $nil).

  CONTRACTUAL OBLIGATIONS

  The following table outlines the contractual maturities for long-term debt repayable over the next five years and thereafter:

Contractual	Payments Due by Period (in thousands of Canadian dollars)
Obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Accounts payable and accrued liabilities	9,240	9,240	_	_	_
Short term and low value leases	39	18	21	_	_
Long-term leases	1,989	282	578	542	587
Long-term debt	16,503	1,253	2,372	2,153	10,725
TOTAL	27,771	10,793	2,971	2,695	11,312

  OFF-BALANCE SHEET ARRANGEMENTS

  The Corporation was not party to any off-balance sheet arrangements as of December 31, 2020.

  OUTSTANDING SECURITIES

  As at March 16, 2021, the number of issued and outstanding Common Shares was 67,711,045 and a total of 4,997,282 stock options, warrants and deferred share units were outstanding.

  RISKS AND UNCERTAINTIES

  The Corporation is a clinical-stage company that operates in an industry that is dependent on a number of factors that include the Corporation’s capacity to raise additional funding on reasonable terms when necessary, obtain positive results of pre-clinical studies and clinical, successfully develop existing and new products, hire and retain skilled staff, protect its intellectual property, manufacture its products and meet demand, and obtain necessary regulatory approvals and the timing in respect thereof, etc. An investment in the Common Shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in the Corporation’s AIF and the registration statement on Form 40-F filed with the U.S. Securities and Exchange Commission, as well as the other information filed with the securities regulators before investing in the Common Shares. If any of such described risks occur, or if others occur, the Corporation’s business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

  There are important risks which management believes could impact the Corporation’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of the Corporation’s most recent AIF filed on SEDAR at www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

  DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

  Disclosure Controls and Procedures

  The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Corporation are responsible for establishing and maintaining the Corporation’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Corporation. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Corporation so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

  The Corporation maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable securities laws, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Corporation’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

  The CEO and CFO have evaluated whether there were changes to the DCP during the period ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

  In designing and evaluating DCP, the Corporation recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

  Internal Control over Financial Reporting

  The Corporation’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Corporation to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

  The CEO and CFO have evaluated whether there were changes to ICFR during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, ICFR. No such changes were identified through their evaluation. In response to the COVID-19 pandemic, the Corporation asked its employees to work from home to the extent possible. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in the Corporation’s internal controls during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, ICFR.

  The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

  BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

  The consolidated financial statements have been prepared in accordance with the IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the audited annual consolidated financial statements are consistent with those of previous financial year except for business development and investor relations expenses are now presented in general and administrative expenses on the consolidated statements of loss and comprehensive loss. Certain comparative figures have been reclassified to conform the presentation adopted in the current year for general and administrative expenses.

  The significant accounting policies of IMV are detailed in the notes to the annual audited consolidated financial statements for the year ended December 31, 2020 filed on SEDAR www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

  Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

  While the Corporation’s significant accounting policies and critical judgements in applying the Corporation’s accounting policies are detailed in the audited annual consolidated financial statements for the year ended December 31, 2020 filed on SEDAR www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar, the Corporation believes that the following critical accounting policies, estimates and judgements are most important to understanding and evaluating its financial results.

  Calculation of initial fair value and carrying amount of long-term debt

  Atlantic Canada Opportunities Agency (“ACOA”) conditionally repayable loans (“Conditional ACOA Loans”)

  The initial fair value of the Conditional ACOA Loans is determined by using a discounted cash flow analysis for each of the loans, which require a number of assumptions. The difference between the face value and the initial fair value of the Conditional ACOA Loans is recorded in the consolidated statement of loss and comprehensive loss as government assistance. The carrying amount of the Conditional ACOA Loans requires management to adjust the long-term debt to reflect actual and revised estimated cash flows whenever revised cash flow estimates are made or new information related to market conditions is made available. Management recalculates the carrying amount by computing the present value of the estimated future cash flows at the original effective interest rate. Any adjustments are recognized in the consolidated statement of loss as accreted interest after initial recognition.

  The significant assumptions used in determining the discounted cash flows include estimating the amount and timing of future revenue for the Corporation and the discount rate.

  As the Conditional ACOA Loans are repayable based on a percentage of gross revenue, if any, the determination of the amount and timing of future revenue significantly impacts the initial fair value of the loan, as well as the carrying value of the Conditional ACOA Loans at each reporting date. The expected revenue streams include i) estimated royalties generated from the eventual commercialization of the Corporation’s products, and ii) estimated milestone payments generated upon entering into potential contractual partnerships and achieving development and sales milestones. The amount and timing of estimated milestone payments forecasted are earlier and less predictable, therefore, changes in the amount and timing of milestone payments could have a significant impact on the fair value of the loans. Further, the Corporation is in the early stages of research for its product candidates; accordingly, determination of the amount and timing of any revenue streams requires significant judgment by management.

  The discount rate determined on initial recognition of the Conditional ACOA Loans is used to determine the present value of estimated future cash flows expected to be required to settle the debt. In determining the appropriate discount rates, the Corporation considered the interest rates of similar long-term debt arrangements with similar terms. The Conditional ACOA Loans are repayable based on a percentage of gross revenue, if any; accordingly, finding financing arrangements with similar terms is difficult and management was required to use significant judgment in determining the appropriate discount rates. Management used a discount rate of 35% to discount the Conditional ACOA Loans.

  Province of Nova Scotia (“The Province”)

  The initial fair value of the Province loan is determined by using a discounted cash flow analysis for the loan. The interest rate on the loan is below the market rate for a commercial loan with similar terms.

  The significant assumption used in determining the discounted cash flows is the discount rate.

  Any changes in the discount rate would impact the amount recorded as initial fair value of the long-term debt and the carrying value of the long-term debt at each reporting date. In determining the appropriate discount rate, the Corporation considers the interest rates of similar long-term debt arrangements with similar terms. The Province loan is a government loan with principal payments only required at the end of seven years; accordingly, finding financing arrangements with similar terms is difficult and management was required to use significant judgment in determining the appropriate discount rates. Management used a discount rate of 11% to discount the Province loan.

  The difference between the book value and the initial fair value of the Province loan is recorded in the consolidated statement of loss as government assistance on initial recognition. Any changes in the amounts recorded on the consolidated statement of financial position for the Province loan result in an offsetting charge to accreted interest after initial recognition in the consolidated statement of loss.

  FINANCIAL INSTRUMENTS

  Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset. The Corporation recognizes financial instruments based on their classification. Depending on the financial instrument’s classification, changes in subsequent measurements are recognized in net loss or other comprehensive loss.

  A description of the financial instruments, their fair value and risk management is included in the Corporation’s audited annual consolidated financial statements for the year ended December 31, 2020 filed on SEDAR www.sedar.com and included in the registration statement on Form 40-F filed on EDGAR at www.sec.gov/edgar.

(Signed) Frédéric Ors	(Signed) Pierre Labbé
Frédéric Ors	Pierre Labbé
Chief Executive Officer	Chief Financial Officer

March 16, 2021